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13012599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 38407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEVIN HART KORNFIELD AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE, SUITE 105
(No. and Street)

LANCASTER, PENNSYLVANIA 17603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN HART KORNFIELD, PRESIDENT 717-392-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

270 PIERCE STREET, SUITE 302 KINGSTON, PENNSYLVANIA 18704
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SA 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/9/13

OATH OR AFFIRMATION

I, KEVIN HART KORNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN HART KORNFIELD AND COMPANY, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Commonwealth of Pennsylvania
NOTARIAL SEAL
JAMES I. HAHN, Notary Public
East Hempfield Twp., Lancaster County
My Commission Expires Aug. 20, 2014

James I. Hahn
Notary Public

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster. Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kevin Hart Kornfield & Company, Inc. (the "Firm") as of December 31, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Firm's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report
(Cont'd)

Kevin Hart Kornfield & Company, Inc.
Lancaster, Pennsylvania

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

J. H. Williams & Co., LLP

February 20, 2013

Kevin Hart Kornfield & Company, Inc.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash - operating accounts	$	51,205
Deposit held by clearing broker		50,045
Accounts receivable		3,038
Deferred income tax assets		4,543
Office equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $65,570		5,630
	$	114,461

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	4,900
Accrued and withheld payroll taxes		242
TOTAL LIABILITIES		5,142
STOCKHOLDER'S EQUITY		
Common stock, $10 par value; authorized 5,000 shares; issued and outstanding 3,703 shares		37,030
Retained earnings		72,289
TOTAL STOCKHOLDER'S EQUITY		109,319
	$	114,461

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Income
For the year ended December 31, 2012

REVENUES	
Commissions	$ 298,339
Interest and dividends	406
TOTAL REVENUES	298,745
OPERATING EXPENSES	
Salaries and other employment costs	171.315
Regulatory fees and expenses	2,881
Other expenses	132,307
TOTAL OPERATING EXPENSES	306,503
(LOSS) FROM OPERATIONS	(7,758)
PROVISION (BENEFIT) FOR INCOME TAXES	
Federal income tax	(761)
State income tax	(475)
TOTAL PROVISION (BENEFIT) FOR INCOME TAXES	(1,236)
NET (LOSS)	$ (6.522)

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2012

	Common Stock	Retained Earnings	Total
BALANCES - BEGINNING	$ 37,030	$ 78,811	$ 115,841
Net (loss)	-	(6,522)	(6,522)
BALANCES - ENDING	$ 37,030	$ 72,289	$ 109,319

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Cash Flows
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(6,522)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Deferred income taxes (benefit)		(1,236)
Depreciation expense		1,251
(Increase) decrease in:		
Accounts receivable		480
Increase (decrease) in:		
Accounts payable - trade		1,968
NET CASH (USED IN) OPERATING ACTIVITIES		(4,059)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET (DECREASE) IN CASH		(4,059)
CASH - BEGINNING		55,264
CASH - ENDING	$	51,205
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Kevin Hart Kornfield & Company, Inc. (the "Firm") conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Firm was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Contributed Capital
12/01/98	136	$ 1,360
01/31/99	1,050	$ 10.500

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Allowance for Bad Debts

The Firm does not extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the financial statement date. Such trades are normally completed during the next business day. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Office equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over five to seven years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of such fixed assets are reflected in income.

Depreciation expense for the year was $1,251.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising costs for the year ended December 31, 2012 were $5,435.

Income Taxes

The Firm uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities measured by using enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to net operating loss carryforwards.

As of December 31, 2012, the Firm had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Firm had no interest and penalties related to income taxes.

The Firm is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2009.

NOTE 3 – Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Firm does not hold any customer securities. All such accounts are carried at National Financial Services, LLC. Therefore, the Firm claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Pension Plan

Effective January 1, 1997, the Firm established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Firm may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. The Firm made a contribution of $3,701 to the Plan for the year ended December 31, 2012.

NOTE 7 – Lease Agreements

The Firm leases office space from its sole stockholder – see Note 9.

NOTE 8 – Provision (Benefit) for Income Taxes

Income tax expense (benefit) for the year ended December 31, 2012 consisted of the following:

	Current	Deferred	Total
Federal	$ -	$ (761)	$ (761)
State	-	(475)	(475)
TOTALS	$ -	$ (1,236)	$ (1,236)

Deferred tax assets consisted of federal and state net operating losses available for carryforward to future years, as follows:

	Federal	State	Total
Net operating losses	$ 2,746	$ 1,797	$ 4,543

Federal and state net operating losses available for carryforward and their respective year of expiration are as follows:

Federal			State		
Originating Year	Amount	Year of Expiration	Originating Year	Amount	Year of Expiration
12/31/2009	$ 13,431	2029	12/31/2009	$ 13,106	2029
12/31/2012	$ 4,878	2032	12/31/2012	$ 4,878	2032

It is anticipated that all deferred tax assets are to be realized and, accordingly, no valuation allowance has been provided.

NOTE 9 – Related Party Transactions

The Firm leases office space under an informal lease agreement from its sole stockholder. Total rent paid during the year under this agreement was $12,262.

NOTE 10 – Subsequent Events

Management has evaluated subsequent events through February 20, 2013 which is the date that the Firm's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2012 that required recognition or disclosure in the accompanying financial statements.

Kevin Hart Kornfield & Company, Inc.
Schedule I - Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2012

NET CAPITAL

Total stockholder's equity	$	109,319
Deduct stockholder's equity not allowable for net capital computation		-
TOTAL STOCKHOLDER'S EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		109,319
Deductions		
Interest accumulated on deposit with clearing broker		45
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		441
Office equipment and leasehold improvements (net)		5,630
Deferred income tax assets		4,543
TOTAL DEDUCTIONS		10,659
ADJUSTED NET CAPITAL	$	98,660

AGGREGATE INDEBTEDNESS

Accounts payable	$	4,900
Accrued and withheld payroll taxes		242
TOTAL AGGREGATE INDEBTEDNESS	$	5,142

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	343
Minimum dollar net capital required	$	5,000

Adjusted Net Capital	$	98,660
Minimum Net Capital Required (Greater of Above)		5,000
EXCESS NET CAPITAL	$	93,660

RECONCILIATION WITH FIRM'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2012)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Kevin Hart Kornfield & Company, Inc. for the year ended December 31, 2012.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

In planning and performing our audit of the financial statements of Kevin Hart Kornfield & Company, Inc., (the "Firm") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Kevin Hart Kornfield & Company, Inc.
Lancaster, Pennsylvania

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

February 20, 2013

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Kevin Hart Kornfield & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Kevin Hart Kornfield & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kevin Hart Kornfield & Company, Inc.'s management is responsible for the Kevin Hart Kornfield & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on your audited statement of income for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

February 20, 2013

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106